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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  --------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 10)
                    Under the Securities Exchange Act of 1934

                         BLUE RIDGE REAL ESTATE COMPANY
                             BIG BOULDER CORPORATION
                             -----------------------
                                (Name of Issuer)

      Common Stock without par value, stated value $.30 per combined share
                         (Title of Class of Securities)

                             096005 4 20 2 (common)
                              096005 4 10 3 (unit)
                              --------------------
                                 (CUSIP Number)

                                  Milton Cooper
                           Kimco Realty Services, Inc.
                             3333 New Hyde Park Road
                          New Hyde Park, NY 11042-0020
                                 (516) 869-9000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Raymond Y. Lin, Esq.
                                Latham & Watkins
                                885 Third Avenue
                          New York, New York 10022-4802

                                  June 27, 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4),
                          check the following box: [ ]

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.        Name of Reporting Person
                  Kimco Realty Corporation

2.        Check The Appropriate Box If A Member of Group / /

3.        SEC Use Only

4.        Source of Funds
                  AF

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6.        Citizenship or Place of Organization
                  Maryland

                 7.      Sole Voting Power
                                   0
Number of
Shares           8.      Shared Voting Power
Beneficially                    1,012,579
Owned By
Reporting        9.      Sole Dispositive Power
Person With                     0

                 10.     Shared Dispositive Power
                               1,012,579

11.       Aggregate Amount Beneficially Owned By Each Reporting Person
                  1,012,579

12.       Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares
          (excludes Shares held by KC Holdings, Inc. and Milton Cooper)      /X/

13.       Percent Of  Class Represented By Amount In Row (11)
                  52.7%

14.       Type of Reporting Person
                    CO

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.        Name of Reporting Person
                  Kimco Realty Services, Inc.

2.        Check The Appropriate Box If A Member of Group / /

3.        SEC Use Only

4.        Source of Funds
                  AF

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6.        Citizenship or Place of Organization
                  Delaware

                 7.      Sole Voting Power
                                 0
Number of
Shares           8.      Shared Voting Power
Beneficially                    1,012,579
Owned By
Reporting        9.      Sole Dispositive Power
Person With                     0

                 10.     Shared Dispositive Power
                                1,012,579

11.       Aggregate Amount Beneficially Owned By Each Reporting Person
                  1,012,579

12.       Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares
          (excludes Shares held by KC Holdings, Inc. and Milton Cooper)      /X/

13.       Percent Of  Class Represented By Amount In Row (11)
                  52.7%

14.       Type of Reporting Person
                  CO

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.        Name of Reporting Person
                  KC Holdings, Inc.

2.        Check The Appropriate Box If A Member of Group / /

3.        SEC Use Only

4.        Source of Funds
                  OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6.        Citizenship or Place of Organization
                  Delaware

                 7.      Sole Voting Power
                                67,803
Number of
Shares           8.      Shared Voting Power
Beneficially                    0
Owned By
Reporting        9.      Sole Dispositive Power
Person With                     67,803

                 10.     Shared Dispositive Power
                                0

11.       Aggregate Amount Beneficially Owned By Each Reporting Person
                  67,803

12.       Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares
          (excludes Shares held by Kimco Realty Services, Inc. and Milton    /X/
          Cooper)

13.       Percent Of  Class Represented By Amount In Row (11)
                  3.5%

14.       Type of Reporting Person
                  CO

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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.        Name of Reporting Person
                  Milton Cooper

2.        Check The Appropriate Box If A Member of Group / /

3.        SEC Use Only

4.        Source of Funds
                  OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6.        Citizenship or Place of Organization
                  U.S.A.

                 7.      Sole Voting Power
                                153,893
Number of
Shares           8.      Shared Voting Power
Beneficially                    0
Owned By
Reporting        9.      Sole Dispositive Power
Person With                     153,893

                 10.     Shared Dispositive Power
                                  0

11.       Aggregate Amount Beneficially Owned By Each Reporting Person
                  153,893

12.       Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares
          (excludes Shares held by Kimco Realty Services, Inc. and KC        /X/
          Holdings, Inc.)

13.       Percent Of  Class Represented By Amount In Row (11)
                  8.0%

14.       Type of Reporting Person
                  IN

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        This Amendment No. 10 amends and supplements the Schedule 13D filed on
January 21, 1986, as previously amended by Amendments No. 1 through 9 thereto (as amended, the "Schedule 13D"), filed by Milton Cooper, KC Holdings, Inc., Kimco Realty Services, Inc. and Kimco Realty Corporation as follows (unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect):

Item 3.   Source and Amount of Funds or Other Consideration

               On June 27, 2001, Services purchased 169,939 Shares for $10.50 per Share in cash in a privately negotiated transaction from Allen J. Model, a director of the Companies. The funds to purchase the Shares, totaling $1,784,359.50, were obtained from Services' parent, Kimco.

Item 5.   Interest in Securities of the Issuer

               (a)-(b) Services beneficially owns 1,012,579 Shares, or approximately 52.7% of the outstanding Shares. Kimco, by virtue of its ownership of all of the outstanding voting common stock of Services, may be deemed to be the beneficial owner of all Shares reported as beneficially owned by Services.

               The percentages stated in this section are based on 1,920,927 Shares reported by the Companies to be outstanding as of March 31, 2001 in the Companies' Annual Report (Form 10-K) filed June 29, 2001.

               Each Reporting Person has sole power to vote, or direct the vote, and to dispose of, or direct the disposition of, all Shares reported as beneficially owned by it or him, except that Kimco, as the owner of all of the outstanding voting common stock of Services, may be deemed to have the power to direct the vote or the disposition of all Shares reported as beneficially owned by Services.

               Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities owned by the other Reporting Person, or that such Reporting Persons constitute a "group" either for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership and "group" designation are expressly disclaimed.

               (c) Except for the purchase on June 27, 2001 by Services of 169,939 Shares for $10.50 per Share in cash in a privately negotiated transaction from Allen J. Model, a director of the Companies, no transactions in Shares have been effected by or for the account of any of the Reporting Persons since the most recent filing on Schedule 13D on May 17, 2001.

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                                    SIGNATURE

        After reasonable inquiry and the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                           Kimco Realty Corporation


                                            By:  /s/ Milton Cooper
                                                 -------------------------
                                                 Name:  Milton Cooper
                                                 Title: Chief Executive Officer


                                            Kimco Realty Services, Inc.


                                            By:  /s/ Milton Cooper
                                                 --------------------------
                                                 Name:  Milton Cooper
                                                 Title: President


                                            KC Holdings, Inc.


                                            By:  /s/ Milton Cooper
                                                 ---------------------------
                                                 Name:  Milton Cooper
                                                 Title: President



                                                   /s/ Milton Cooper
                                            -------------------------------
                                            Milton Cooper
Dated: July   , 2001